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                              April 14, 2023

       Kasey Rosado
       Interim Chief Financial Officer
       Athersys, Inc.
       3201 Carnegie Ave
       Cleveland, Ohio 44115-2634

                                                        Re: Athersys, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 4, 2023
                                                            File No. 333-271106

       Dear Kasey Rosado:

              We have limited our review of your registration statement to those issues we have addressed in our comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-3 Filed April 4, 2023

       General

   1. In relation to the 2,000,000 shares of common stock underlying warrants issued in the
                                                        September 22, 2022
private placement, please tell us your basis for registering the offering of these shares. In
this regard, we note that the warrants were issued pursuant to Section
                                                        4(a)(2) of the
Securities Act and are exercisable within one year. Please consider the rationale set out in
Securities Act Sections C&DI Question 103.04.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Kasey Rosado
Athersys, Inc.
April 14, 2023
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Doris Stacey Gama at 202-551-3188 or Laura Crotty at 202-551-7614
with any questions.



                                                           Sincerely,
FirstName LastNameKasey Rosado
                                                           Division of
Corporation Finance
Comapany NameAthersys, Inc.
                                                           Office of Life
Sciences
April 14, 2023 Page 2
cc:       Michael J. Solecki, Esq.
FirstName LastName